Exhibit 12.2

ARIZONA PUBLIC SERVICE COMPANY
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Six Months Ended June 30,	Twelve Months Ended December 31,
	2017	2016	2015	2014	2013	2012
Earnings:
Income from continuing operations attributable to common shareholders	$192,270	$462,141	$450,274	$421,219	$424,969	$395,497
Income taxes	97,175	245,842	245,841	237,360	245,095	244,396
Fixed charges	108,514	210,776	199,458	204,198	202,457	214,227
Total earnings	$397,959	$918,759	$895,573	$862,777	$872,521	$854,120
Fixed Charges:
Interest charges	$101,939	$197,811	$187,499	$193,119	$194,616	$205,533
Amortization of debt discount	2,374	4,760	4,793	4,168	4,046	4,215
Estimated interest portion of annual rents	4,201	8,205	7,166	6,911	3,795	4,479
Total fixed charges	$108,514	$210,776	$199,458	$204,198	$202,457	$214,227
Ratio of Earnings to Fixed Charges (rounded down)	3.66	4.35	4.49	4.22	4.30	3.98